Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 21, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

20th May 2003

N E W S   R E L E A S E

Gallaher announces plans for the restructuring of the
Group’s European operations

Following a review, Gallaher has announced plans for the restructuring of the Group’s European operations. The plans take into account Gallaher’s broader international base and the synergies that can be achieved by optimising its European operational resources.

After careful consideration of the review, the Group is planning to cease all manufacturing in its Dublin factory and also to reduce jobs in Austria and the UK. Overall, around 430 operational jobs could be affected.

Commenting on the plans, Nigel Dunlop, Group Operations Director, said:

“Any proposal to reduce jobs is regrettable, particularly when our employees contribute so much to the success of the Group. However, the restructuring of our European operations will enable Gallaher to remain at the forefront of operational efficiency and help to ensure the long-term success of the Group and its employees.”

The plans announced today follow the closure of the Malmö factory last year, with the incorporation of cigarette production into the Austrian factories and handrolling tobacco production into the Lisnafillan factory, located in Northern Ireland.

Briefings with employees are starting today and there will be full consultation concerning these plans.

Enquiries:

Claire Jenkins – Director, Investor Relations	Tel: 01932 859777

Jeff Jeffery – Head of Corporate Affairs	Tel: 01932 859777

Anthony Cardew – CardewChancery	Tel: 020 7 930 0777

Notes to Editors

Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Estonia, Germany, Greece, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher’s comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Prima, LD, Memphis, Milde Sorte, Right, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

Further information on Gallaher is available on the Company’s website: www.gallaher-group.com

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: May 21, 2003	Title:	Deputy Company Secretary